
07005176

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66945 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION


SEC MAIL PROCESSING
RECEIVED
MAR 16 2007
WASH, D.C.
186
SECTION

NAME OF BROKER-DEALER:

Jaypee International Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Suite 1918
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sorabh Arora 312/655-1049
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
**(Name – if individual, state last, first, middle name)**


PROCESSED
APR 17 2007
THOMSON
FINANCIAL

| One South Wacker Drive, Suite 800 | Chicago | Illinois | 60606-3392 |
|---|---|---|---|
| **(Address)** | **(City)** | **(State)** | **(Zip Code)** |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

## OATH OR AFFIRMATION

I, Sorabh Arora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jaypee International Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

13th day of March 2007

Nancy J. Simenson

Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Sorabh Arora, President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

# Jaypee International Inc.


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
MAR 16 2007
186
SECTION

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

# Jaypee International Inc.
**Table of Contents**
**December 31, 2006**


| | Page |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statement** | |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3 - 6 |
| **Independent Auditors' Report on Internal Control** | 7 - 8 |

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditors' Report**

Stockholder of
Jaypee International Inc.

We have audited the accompanying statement of financial condition of Jaypee International Inc. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jaypee International Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
March 13, 2007

**Jaypee International Inc.**
**Statement of Financial Condition**
**December 31, 2006**

## Assets

| | |
|---|---|
| Cash | $ 460,465 |
| Receivable from clearing brokers | 1,853,450 |
| Securities owned, pledged | 1,123,480 |
| Stock in exchange | 1,731,408 |
| Exchange memberships, at cost | 130,000 |
| Other assets | 42,854 |
| **Total assets** | $ 5,341,657 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Liabilities | |
| Payable to clearing brokers | $ 341,944 |
| Securities sold, not yet purchased | 162,880 |
| Accounts payable and accrued expenses | 17,579 |
| Total liabilities | 522,403 |
| Stockholder's equity | 4,819,254 |
| **Total liabilities and stockholder's equity** | $ 5,341,657 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Jaypee International Inc. (the "Company"), a corporation organized in the State of Delaware, is registered as a broker-dealer with the Securities and Exchange Commission, is registered as an independent introducing broker under the Commodity Exchange Act, and is a member of both the National Association of Securities Dealers (the "NASD") and the National Futures Association (the "NFA"). The Company engages in trading of securities, futures, options on futures, and forward contracts for its own account and also deals in international trading. The Company also introduces customers located abroad to its clearing brokers on a fully disclosed basis.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Income Recognition**—Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income.

Commission income is recorded on trade date.

**Stock in Exchange and Exchange Memberships**—Stock in exchange represents stock in a derivatives exchange that is restricted as to sale. This restriction expires for one-third of the stock in each of the months May 2007, November 2007, and May 2008. This stock is carried at approximate fair value based on quoted prices. Exchange memberships are held for operating purposes and are carried at cost.

**Deferred Income Taxes**—Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

**Fair Value of Financial Instruments**—Substantially all of the Company's assets and liabilities are considered financial instruments. Except for the exchange membership, these assets and liabilities are reflected at fair value, based on quoted market values, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

**Recently Issued Accounting Pronouncements**—In September 2006, the Financial Accounting Standards Board (the "FASB") released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

## Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

In July 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on financial statements to be issued in subsequent periods.

## Note 2 Receivable From Clearing Brokers

Amounts due to clearing brokers and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing brokers.

## Note 3 Income Taxes

At December 31, 2006, the Company has a net operating loss carryforward available to offset future taxable income of approximately $2,074,000, which expires in 2026. The Company has a deferred tax asset of approximately $829,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured.

## Note 4 Stockholder's Equity

During the period from November 1, 2005 to December 31, 2006, the Company increased the number of authorized shares from 1,500,000 to 10,000,000.

## Note 5 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

## Note 6 Off-Balance Sheet Risk and Concentration of Credit Risk

**Proprietary Trading Activities**—In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, and forwards. Futures provide for the delayed delivery or purchase of financial instruments at a specified future date, specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

**Market Risk**—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2006, at market values of the securities and will incur a loss if the market value of the securities increases subsequently.

**Credit Risk**—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace contracts in which the Company has a gain. Exchange-traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

**Customer Activities**—The Company is a broker-dealer and an independent introducing broker responsible for the credit risk of the customers it introduces to, and that are carried on a fully disclosed basis on the books of, its clearing brokers. To reduce its risk, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

**Concentration of Credit Risk**—In addition, amounts receivable from and on deposit with clearing brokers and other financial institutions represent a concentration of credit risk where the risk of default depends on the creditworthiness of these counterparties. The Company has a policy of reviewing, as considered necessary, the credit standing of these counterparties. The Company does not anticipate nonperformance by its counterparties.

The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

## Note 7 Commitments

The Company has a noncancelable operating lease agreement for office space that expires on November 30, 2008. Total remaining lease commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

| | |
|---|---|
| 2007 | $ 12,000 |
| 2008 | 11,000 |
| | $ 23,000 |

## Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, or the amount required by its self-regulatory organization, the National Futures Association. Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $1,507,000 and $100,000, respectively. The net capital requirements may effectively restrict, among other things, the declaration of dividends.

McGladrey & Pullen

Certified Public Accountants

## Independent Auditors' Report on Internal Control

Stockholder of
Jaypee International Inc.

In planning and performing our audit of the financial statements of Jaypee International Inc. (the "Company") as of December 31, 2006 and for the period November 1, 2005 to December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including test of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's (collectively, the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of December 31, 2006 and for the period November 1, 2005 to December 31, 2006, and this report does not affect our report thereon dated March 13, 2007.

In August 2006, the Company opened a new account with a clearing broker to engage in trading of foreign currency forward contracts. The trading gains and losses in this account from October 2006 through December 2006 were not correctly recorded in the Company's general ledger and resulted in material misstatements in the financial statements. Review by management of these journal entries, month-end trial balances, and FOCUS reports prior to filing did not detect these errors. During our audit, management of the Company informed us of the resulting misstatement in the Company's draft financial statements as of and for the year ended December 31, 2006, which was not identified by the Company's internal control prior to preparation and filing of the Company's FOCUS report. Management has informed us that they have implemented procedures to improve controls over recording and reviewing journal entries and reviewing month-end trial balances and FOCUS reports.

We understand that practices and procedures that accomplish the objectives referred to in the second, third and fourth paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second, third and fourth paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, NASD, NFA, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
March 13, 2007

END